Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - January 18, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Operations Update, Production Guidance and Capital Program

CALGARY, Alberta - PetroKazakhstan Inc. ("PetroKazakhstan" or the "Company") is pleased to provide to its shareholders an operational update covering the fourth quarter 2004 and guidance for production and capital expenditures in 2005.

PRODUCTION

During the fourth quarter of 2004, PetroKazakhstan production volumes totaled 14.03 million barrels ("mmbbls") or an average of 152,510 barrels of oil per day ("bopd"). The full year average production rate was 151,103 bopd, compared to 151,349 bopd in 2003.

The Company’s targeted production range for 2004 of 160,000 to 175,000 bopd was revised down to 152,000 bopd in September of 2004 due to three key operational factors.

Early in 2004, 19 Kumkol South wells were shut in while a mutually acceptable resolution on the operating conditions of wells located at the border between Kumkol South and Kumkol North was sought with the neighbouring license holder, Turgai Petroleum ("Turgai"). In June, all wells were back on production, although at a reduced rate from their potential. The net impact on the Company’s average annual rate of production was a decrease of 8,500 bopd.

Unexpected failures of electrical submersible pumps in two prolific South Kumkol producers had a further impact of 4,500 bopd on the Company’s annual rate of production. During the fourth quarter of 2004, pumps were optimized and field production resumed at normal rates. The Company has increased the pump stock inventory to minimize individual well downtime when equipment failures occur.

Lastly, a significant delay in the arrival of a drilling rig reduced the number of Aryskum development wells resulting in an additional impact of 2,300 bopd on the Company’s average annual production rate.

With the further development of Kyzylkiya, Aryskum and Maibulak ("KAM"), Akshabulak and Kumkol North fields, PetroKazakhstan plans annual production of 170,000 bopd in 2005. Achievement of this technical potential remains subject to the timely receipt of various regulatory approvals and the absence of unforeseen marketing constraints.

CAPITAL EXPENDITURES

Capital expenditures amounted to $66 million in the fourth quarter of 2004 and to $165 million for the year 2004, compared to a budget of $176 million.

In 2004 the Company continued developing the KAM fields with the drilling of 23 wells and installation of facilities including the commissioning of gas re-injection facilities in the Aryskum field. The Kumkol gas utilization plant was commissioned and reached design capacity power generation.

PetroKazakhstan was involved in drilling a total of 70 wells in 2004, 25 exploration and appraisal wells and 45 field development.

The 2005 capital expenditures program is currently allocated as follows:

Business Unit	$ millions

Upstream (including joint ventures)	211
Downstream	14
Marketing and Trading	2
Corporate	16
Total	243

The key items included within the capital budget are:

Upstream

•	Continued full field development of the KAM fields
•	An aggressive exploration and appraisal program, including the drilling of 17 wells
•	Significant seismic programs, both 3D and 2D
•	Development of the East Kumkol field
•	Pilot test production phase of the North Nurali field
•	Kumkol South infill drilling and production facilities enhancements
•	Phase 1 of the Kumkol South enhanced oil recovery ("EOR") project
•	Commissioning of the Akshabulak Gas plant for Liquefied Petroleum Gas ("LPG") production
•	Commissioning of additional Akshabulak facilities for increased production
•	Completion of Kumkol North development drilling and facilities enhancements

The firm exploration and appraisal budget has been set at a base level of $20 million with additional funds available for potential appraisal wells and new opportunities.

Downstream

•	Additional refinery equipment installation and process optimizations
•	Expansion of retail stations
•	Upgrading of equipment at distribution centers

Corporate

•	First phase of construction of a head office in Astana, subject to building permit

DOWNSTREAM OPERATIONS

The KAM pipeline handled slightly more than 50% of all crude oil exports. Supply of crude oil from Turgai to the Caspian Pipeline Consortium ("CPC") was close to maximum volumes and is now approximately 15,000 bopd, net to PetroKazakhstan. Movements of crude oil to China accounted for approximately 20% of export volumes. However, as usual in winter, exports shipments through the Caspian Sea and the Black sea experienced weather related delays resulting in demurrage costs, higher differentials and a build up of crude oil inventories.

The Company’s railcar fleet was expanded to 4,000 cars by year end from just over 560 cars in late 2003.

The one month refinery turnaround, which began in mid October, was completed successfully without any interruption in crude oil production but with some build up of crude inventories.

The Company’s crude oil inventories at year end reached 513,000 tonnes (3.97 mmbbls) as compared to 290,000 tonnes (2.25 mmbbls) at the end of the third quarter. Approximately half of this increase relates to moving the sales point for our crude oil on one export route closer to the final destination. Under accounting rules, crude oil is recorded as inventory while in transit until it is actually delivered at the point of sale.

Exports to Iran resumed in January 2005, resultant from the Company having obtained export quota for that route. The Company anticipates that Iran will continue to be an important export option in 2005.

Regarding refinery operations and refined products, Vacuum Gas Oil ("VGO") sales continued to expand and sales of LPG to Iran were initiated. The boiler house became operational, reducing energy purchase costs.

In December, sales of gasoline and diesel experienced their regular seasonal weakness resulting in a build up of refined product inventories to 212,000 tonnes (1.64 mmbbls) as compared to 134,000 tonnes (1.04 mmbbls) at the end of the third quarter.

The build up of inventories of both crude oil and refined products will reduce revenue recorded in the fourth quarter and cause a deferment of earnings recognition.

EXPLORATION

Aryskum License

The Company is pleased to announce the discovery of a new reservoir within the Aryskum field license area in the South Turgai Basin. Following detailed analysis of 3D seismic over the large Aryskum gas cap, it was evident that potential existed for oil bearing Jurassic channel sands below the main field. The first well to investigate this potential was well Aryskum-401, a gas injection well that was deepened to 1,062 metres ("m"). This well encountered 6.5 m of net pay and produced oil at a rate of 1,320 bopd. A second well, Aryskum-402, located to test the same channel sand found 4 m of net pay and tested at a rate of 1,600 bopd.

Well Aryskum-403, drilled to 1,159 m has produced at a rate of 1,040 bopd from 21 m of net pay in a separate channel sand. A forth well encountered 6 m of net reservoir, which flowed gas on test. The fifth well also successfully encountered 12 m of net pay with oil shows and is currently in the process of being tested. One further appraisal well will be drilled by end of January 2005. The Company intends to continue drilling additional appraisal wells in 2005 with extended production testing to the main Aryskum field facilities. This discovery of excellent quality channel sands within the Aryskum production license below the main field gas cap has been made possible by the use of diligent seismic analysis combined with a thorough understanding of the basin geology. It is an example of the Company’s ability to find reserves through the application of advanced technology at low cost.

Kolzhan License

PetroKazakhstan is also pleased to announce two successful exploration wells on the Kolzhan License; KYZ-32 and KYZ-38. Well KYZ-32 was drilled to a depth of 1,664 m and encountered 8 m of net pay, which after fracture stimulation produced oil at a rate of 420 bopd. KYZ-38 was drilled to a depth of 1,553 m and encountered 5 m of net pay, which after fracture stimulation swabbed oil at a rate of 345 bopd. These two wells were significant step outs to the successful KYZ-34 well, which was completed in the first quarter of 2004 and is located on the boundary between the Kyzylkiya field and Kolzhan license. KYZ-32 was drilled 3.5 kilometers ("kms") west of KYZ-34 while KYZ-38 was drilled 5 kms to the north west of KYZ-34.

Since acquiring the license during the first quarter of 2004 the Company has carried out two seismic programs and drilled a total of five wells, all of which have encountered hydrocarbons. The success of this program proves the presence of a significant northern extension to the Kyzylkiya field within the Kolzhan license. KYZ-34 was previously the most northerly well on the field. The Company plans an aggressive appraisal program over this area in 2005.

Zhamansu and Doshan License

In 2004 the Company became the operator of two blocks, Zhamansu and Doshan, covering some 4,290 square kms (over one million acres) in License 951 with a 75% equity interest. Early in 2004, a total of 714 kms of 2D seismic data was acquired over the two blocks.

Four exploration wells have been drilled in the Zhamansu block, which is located in an unexplored part of the basin. Two wells encountered hydrocarbon sands but commercial production rates could not be attained. Two wells were dry. The presence of hydrocarbon sands supports the Company’s plan to proceed with further evaluation of some 32 leads and prospects.

In the Doshan block, situated adjacent and to the south of the Aryskum field, the company drilled one exploration well, D-10, to a depth of 2,350 m. Oil and gas zones were recorded while drilling but were interpreted as being wet. However, with a total reservoir thickness of 190 m, the area remains highly prospective and two further exploration wells will be drilled in 2005.

Karaganda License

The Company has been awarded a 7,594 square km (roughly 1.9 million acres) exploration license, called Karaganda, directly to the north of the Kolzhan and 260 D1 licenses. Contract terms should be finalized in February 2005. Exploration will commence with the acquisition of 400 kms of 2D seismic in 2005.

Akshabulak License

On the Akshabulak license, an exploration well found oil in a new channel sand and produced at a rate of 1,620 bopd. This discovery is further evidence of the presence of previously un-encountered channels in this field and throughout the basin, as seen in the Aryskum field.

TURGAI PETROLEUM

As previously disclosed, on December 27, 2004 PetroKazakhstan Kumkol Resources ("PKKR") the Company’s upstream subsidiary, after repeated notices, temporarily curtailed access of crude oil from Turgai to its central processing facility at Kumkol. PKKR was forced to take this action following the unilateral decision of Turgai’s management to seek a reduction of the proportion of Turgai crude oil sent to the domestic market.

Under a number of board and shareholder resolutions, Turgai is committed to supply crude oil, proportionally to its production, to the Shymkent refinery for refining and consumption in the domestic products market. Turgai had been repeatedly warned that by failing to abide by these agreements a disproportionate volume of export storage capacity was being utilized by their production. This had the effect of reducing PetroKazakhstan’s access to its export storage facilities. PetroKazakhstan has met its obligations with Turgai under the aforementioned agreements.

Turgai sought and was awarded on December 29, 2004 a court order to resume full production and delivery of crude oil to PKKR’s Kumkol central processing facility. Production from Turgai resumed as of that date and has been normal since. The Company has not been served with and, therefore, is not aware of any claims for damages made by either Turgai or its shareholder Lukoil.

Additionally, in contravention of Kazakhstan corporate legislation, the charter of Turgai and shareholder agreements, Turgai applied to the courts in Kazakhstan to force PetroKazakhstan Oil Products ("PKOP") to enter into a processing agreement whereby PKOP would refine Turgai crude oil for a fee and deliver refined products. Contrary to a recent press report, the court decision does not address any sales or pricing terms because the court was not asked to consider such terms and the fee charged by PKOP for processing crude oil is a predetermined regulated fee. PKOP will appeal this ruling and the decision will be stayed pending the outcome of the appeal.

In the Company’s 2004 third quarter report, PetroKazakhstan provided disclosure on a tax dispute regarding an assessment received by Turgai. The assessment addressed a number of matters with the most significant being the calculation of excess profit tax ("EPT"). The assessment has been recently revised and discussions will be held to determine the correct method of calculating EPT and to clarify the interpretation of current legislation. A further revised assessment may be issued depending on the outcome of the discussions. It is the Company’s position that these assessments are based on an incorrect interpretation of both Kazakh Tax Legislation and Turgai’s License Agreements. PetroKazakhstan will continue to work with government authorities, Turgai, and Lukoil to resolve the dispute.

FOURTH QUARTER AND YEAR 2004 FINANCIAL RESULTS

The Company will be releasing its fourth quarter and full year 2004 financial results on Thursday, March 3, 2005. Timing details and related conference call information will be announced at a later date.

PetroKazakhstan is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

This news release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are referred to our Annual Report on Form 40-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations.